SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
(Mark One)
FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission File Number:1-8610
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
AT&T PUERTO RICO RETIREMENT SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AT&T INC.
208 S. Akard, Dallas, Texas 75202

AT&T PUERTO RICO RETIREMENT SAVINGS PLAN

Financial Statements, Supplemental Schedules and Exhibit

Table of Contents
Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	2
Statements of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2014	3
Notes to Financial Statements	4

Supplemental Schedules:

Schedule H, Line 4(i) – Schedules of Assets (Held at End of Year) as of December 31, 2014	24

Exhibit:

23 – Consent of Independent Registered Public Accounting Firm	27

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Plan Administrator
of the AT&T Retirement Savings Plan and AT&T Puerto Rico Retirement Savings Plan

We have audited each of the accompanying statements of net assets available for benefits of the AT&T Retirement Savings Plan and AT&T Puerto Rico Retirement Savings Plan (collectively referred to as the Plans) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for each of the Plans for the year ended December 31, 2014. These financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plans' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plans' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements for each of the Plans referred to above present fairly, in all material respects, the net assets available for benefits of the AT&T Retirement Savings Plan and AT&T Puerto Rico Retirement Savings Plan at December 31, 2014 and 2013, and the changes in their net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedules of assets held (at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the AT&T Retirement Savings Plan's and AT&T Puerto Rico Retirement Savings Plan's financial statements. The information in the supplemental schedules is the responsibility of the Plans' management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dallas, Texas	/s/ Ernst & Young LLP
June 19, 2015

Statements of Net Assets Available For Benefits
(Dollars in Thousands)

	December 31, 2014		December 31, 2013
	AT&T Retirement Savings Plan	AT&T Puerto Rico Retirement Savings Plan	AT&T Retirement Savings Plan	AT&T Puerto Rico Retirement Savings Plan
Assets
Investment in AT&T Savings Plan Master Trust, at fair value (Note 4)	$29,458,880	$73,165	$29,193,438	$67,313

Receivables:
Notes receivable from participants	629,419	6,978	623,525	6,999
Employer contribution receivable	-	65	2,278	54
Participant contribution receivable	-	96	3,662	79
Net assets reflecting investments at fair value	30,088,299	80,304	29,822,903	74,445

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(205,412)	(453)	(200,500)	(402)

Net Assets Available for Benefits	$29,882,887	$79,851	$29,622,403	$74,043

See Notes to Financial Statements.

Statements of Changes in Net Assets Available For Benefits
For the Year Ended December 31, 2014
(Dollars in Thousands)

	AT&T Retirement Savings Plan	AT&T Puerto Rico Retirement Savings Plan
Net Assets Available for Benefits, December 31, 2013	$29,622,403	$74,043

Additions to Net Assets
Contributions:
Participant contributions	1,034,390	4,598
Employer contributions	515,450	2,881
Rollover contributions	273,172	-

Investment Income:
Net income from investment in AT&T Savings Plan Master Trust	1,539,411	3,658

Interest income on notes receivable from participants	25,114	280

Total Additions	3,387,537	11,417

Deductions from Net Assets
Administrative Expenses	15,068	148
Distributions	3,073,203	5,461

Total Deductions	3,088,271	5,609

Net increase before transfers	299,266	5,808

Transfer to other qualified savings plan (Note 1)	(37,898)	-
Transfers to/from affiliated plans	(884)	-

Net Assets Available for Benefits, December 31, 2014	$29,882,887	$79,851

See Notes to Financial Statements.

Notes to Financial Statements
(Dollars in Thousands)
NOTE 1. PLAN DESCRIPTIONS

The following descriptions provide only general information. Detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and plan expenses are provided in the plan texts and prospectuses. The AT&T Retirement Saving Plan and AT&T Puerto Rico Retirement Savings Plan (collectively referred to as the Plans) are defined contribution plans and are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The AT&T Retirement Savings Plan (ARSP) was originally established by BellSouth Corporation (BellSouth) to provide a convenient way for eligible non-management and bargained for employees of participating BellSouth companies to save on a regular and long-term basis. In December 2006, BellSouth was acquired by AT&T Inc. (AT&T). The ARSP became sponsored by AT&T Inc. effective December 31, 2008.

Following AT&T's March 2014 acquisition of Leap Wireless International, Inc., effective December 20, 2014, the ARSP was amended to allow for the merger of the Cricket Communications, Inc. 401(k) Plan (Cricket 401k) into the ARSP as soon as reasonably practicable after that date. Former participants of the Cricket 401k began participating in the ARSP on December 20, 2014 and the funds were received from the predecessor trustee in early January 2015.

In November 2014, as a result of the sale of AT&T's incumbent local exchange operations in Connecticut, $37,898 of participant accounts and balances were transferred from the ARSP to a successor plan sponsored by the acquirer.

The AT&T Puerto Rico Retirement Savings Plan (ARSP-PR) was originally established by CCPR Inc. to provide a convenient way for eligible employees of its Puerto Rico subsidiary, CCPR Services Inc., and certain affiliates, to save on a regular and long-term basis. The ARSP-PR became sponsored by AT&T effective December 31, 2008.

The Plans participate in the AT&T Savings Plan Master Trust (AT&T Master Trust) for certain participant investment fund options as described below. The AT&T Master Trust invests in the AT&T Savings Group Investment Trust (Group Trust) for the remaining participant investment fund options. The Bank of New York (BNY) Mellon Corporation (BNY Mellon) serves as trustee for both the AT&T Master Trust and Group Trust. With respect to the ARSP-PR, BNY Mellon serves as a U.S. custodian pursuant to a custodian agreement and Oriental Financial Group serves as trustee of the associated trust known as the AT&T Puerto Rico Retirement Savings Plan Trust.

During 2014, participants could invest their contributions in one or more of 11 funds in 1% increments:

●	AT&T Total Return Bond Fund*	●	Small and Mid-Sized U.S. Stock Index Fund**
●	AT&T U.S. Stock Fund*	●	International Stock Index Fund**
●	AT&T International Stock Fund*	●	Large Cap U.S. Stock Index Fund**
●	AT&T Stable Value Fund*	●	AT&T Shares Fund**
●	AT&T Age-Based Asset Allocation Funds (based on retirement date)**	●	Fidelity BrokerageLink®**
●	Total U.S. Stock Market Index Fund**
* Investment fund option of the Group Trust.
** Investment fund option of the AT&T Master Trust.

Participants contribute to the Plans through payroll allotments. The Company contributes to the Plans by matching the participants' contributions based on the provisions of the respective plan. For the ARSP, some matching contributions are made in the form of cash and are participant directed immediately upon allocation. The majority of Company matching contributions for the ARSP and all Company matching contributions for the ARSP-PR are made solely in the form of shares of AT&T's common stock. Matching contributions made in stock into the ARSP are held in an Employee Stock Ownership Plan (ESOP), which is part of the AT&T Shares Fund, within the AT&T Master Trust. Matching contributions made in stock into the ARSP-PR are held in a separate stock bonus portion of the ARSP-PR. Vested Company contributions made to the Plans can be immediately diversified into any of the fund options above. Except for the directed portion of the Company match in the ARSP, unvested balances must remain in the AT&T Shares Fund until the participant becomes vested and are thus considered non-participant directed investments. In 2014, the Plans were amended effective January 1, 2015 to allow both vested and unvested funds to be immediately diversified into any of the fund options above.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

Non-participant directed balances are listed below:

	December 31,
	2014	2013
AT&T Retirement Savings Plan	$94,375	$86,011
AT&T Puerto Rico Retirement Savings Plan	$402	$377

Dividends on AT&T shares held in the ARSP can either be reinvested in the AT&T Shares Fund on a quarterly basis, or paid into a short-term interest bearing fund for distribution (or pass-through) before the end of the year. Interest earned on dividends held in the short-term interest bearing fund are used to purchase additional units of the AT&T Shares Fund in the participant's account. During 2014, participants in the ARSP elected to receive $32,103 in dividend distributions, which are included in distributions on the statements of changes in net assets available for benefits. Dividends on AT&T shares held in the ARSP are reinvested in the AT&T Shares Fund on a quarterly basis. Dividends on AT&T shares held in the ARSP-PR are not eligible for pass-through and are reinvested in the AT&T Shares Fund on a quarterly basis.

Each participant is entitled to exercise voting rights attributable to the AT&T shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. Subject to the fiduciary provisions of ERISA, the trustee will not vote any allocated shares for which instructions have not been given by the participant. The trustee votes any unallocated shares in the same proportion as it votes those shares that were allocated to the extent the proportionate vote is consistent with the trustee's fiduciary obligation under ERISA. Participants have the same voting rights in the event of a tender or exchange offer.

Although it has not expressed any intent to do so, AT&T has the right under the Plans to discontinue its contributions at any time and to terminate the Plans subject to the provisions of ERISA. In the event that the Plans are terminated, subject to the conditions set forth by ERISA, the account balances of all participants shall be 100% vested.

Administrative and Operating Expenses; Investment Manager Fees  Except to the extent paid by the Company, all expenses incident to the administration and operation of the Plans are charged to participants, either directly to their accounts or through the investment funds offered under the Group Trust or AT&T Master Trust, in accordance with administrative procedures established by the plan administrator. Investment manager fees are charged through the investment funds. Expenses charged directly to participant accounts (e.g., recordkeeping, communications fees) are reflected as a periodic fee on the participant account statements. In addition, expenses and fees with respect to certain transactions and services (e.g., plan loan initiation fees) are charged directly to participants who incur them rather than to the Plans as a whole.

NOTE 2. ACCOUNTING POLICIES

The accompanying financial statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP), which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Distributions are recorded when paid.

Investment Valuation and Income Recognition  Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. If no sale was reported on that date, they are valued at the last reported bid price. Shares of registered investment companies are valued based on quoted market prices, which represent the net asset value of shares held at year-end. Over-the-counter securities (OTC) and government obligations are valued at the bid price or the average of the bid and asked price on the last business day of the year from published sources where available and, if not available, from other sources considered reliable. Depending on the types and contractual terms of OTC derivatives, fair value is measured using valuation techniques such as Black-Scholes option price models, simulation models, or a combination of various models.

Common/collective trust funds and 103-12 investment entities (i.e. an investment entity that holds the assets of two or more plans which are not members of a related group or employee benefit plan) are valued at quoted redemption values that represent the net asset values of units held at year-end. Publicly traded partnerships are valued using trades on a national securities exchange based on the last reported sales price on the last business day of the year.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plans. The Group Trust invests in fully benefit-responsive guaranteed investment contracts (GICs) and synthetic investment contracts (Synthetic GICs). GICs are valued at fair value by discounting the associated cash flows of the investment based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. The underlying investments of the Synthetic GICs are owned by the Group Trust and are comprised of corporate bonds and notes, registered investment companies and government securities and are also valued as described above. The fair value of the wrap contracts for the Synthetic GICs is determined using a market approach discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are reflected as of the trade date. Dividend income is recognized on the ex-dividend date. Interest earned on investments is recognized on the accrual basis.

Notes Receivable from Participants Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued, but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a distribution is recorded.

Recent Accounting Standards

In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-07, "Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)" (ASU 2015-07). ASU 2015-07 removes the requirement to categorize investments for which fair value is measured using the net asset value per share practical expedient within the fair value hierarchy. These disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The accounting and disclosure changes are effective for annual periods beginning after December 15, 2015. Management is currently evaluating this updated guidance.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

NOTE 3. FAIR VALUE MEASUREMENTS

Accounting Standards Codification (ASC) 820, Fair Value Measurement, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
●	Quoted prices for similar assets and liabilities in active markets;
●	Quoted prices for identical or similar assets or liabilities in inactive markets;
●	Inputs other than quoted market prices that are observable for the asset or liability;
●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2014 and 2013.

See Note 4 for fair value hierarchy for the Group Trust's and AT&T Master Trust's investments.

NOTE 4. INVESTMENTS

The Plans held investments in the AT&T Master Trust (for certain investment fund options as disclosed in Note 1), and the AT&T Master Trust held an investment in the Group Trust as of December 31, 2014 and 2013, and for the year ended December 31, 2014.

AT&T Savings Plan Master Trust Investments

AT&T established the AT&T Master Trust to manage assets of pooled investment options among various AT&T sponsored employee benefit plans.

Each participating plan's interest in the investment fund options (i.e., separate accounts) of the AT&T Master Trust is based on account balances of the participants and their elected investment fund options. The AT&T Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and expenses) that can be specifically identified, and by allocating investment income and administrative expenses related to the AT&T Master Trust on a daily basis based on each participant's account balance within each investment fund option.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The participating plans and ownership percentages of the AT&T Master Trust are listed below:

	December 31,
	2014	2013
AT&T Retirement Savings Plan	99.75%	99.77%
AT&T Puerto Rico Retirement Savings Plan	0.25%	0.23%
Total	100.00%	100.00%

The Plans' percentage interest in each of the investment fund options within the AT&T Master Trust at December 31, 2014 is disclosed below:

	AT&T Retirement Savings Plan	AT&T Puerto Rico Retirement Savings Plan
Total U.S. Stock Market Index Fund	99.930%	0.070%
Large Cap U.S. Stock Index Fund	99.770%	0.230%
Small and Mid-Sized U.S. Stock Index Fund	99.700%	0.300%
International Stock Index Fund	99.750%	0.250%
AT&T Shares Fund	99.770%	0.230%
AT&T Age-Based Asset Allocation Funds:
AT&T Age-Based Allocation 2000 Fund	99.680%	0.320%
AT&T Age-Based Allocation 2005 Fund	99.880%	0.120%
AT&T Age-Based Allocation 2010 Fund	99.750%	0.250%
AT&T Age-Based Allocation 2015 Fund	99.860%	0.140%
AT&T Age-Based Allocation 2020 Fund	99.770%	0.230%
AT&T Age-Based Allocation 2025 Fund	99.830%	0.170%
AT&T Age-Based Allocation 2030 Fund	99.660%	0.340%
AT&T Age-Based Allocation 2035 Fund	99.310%	0.690%
AT&T Age-Based Allocation 2040 Fund	99.170%	0.830%
AT&T Age-Based Allocation 2045 Fund	99.100%	0.900%
AT&T Age-Based Allocation 2050 Fund	99.300%	0.700%
AT&T Age-Based Allocation 2055 Fund	99.720%	0.280%
Fidelity BrokerageLink®	100.000%	-

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The Plans' percentage interest in each of the investment fund options within the AT&T Master Trust at December 31, 2013 is disclosed below:

	December 31, 2013
	AT&T Retirement Savings Plan	AT&T Puerto Rico Retirement Savings Plan
Total U.S. Stock Market Index Fund	99.950%	0.050%
Large Cap U.S. Stock Index Fund	99.780%	0.220%
Small and Mid-Sized U.S. Stock Index Fund	99.730%	0.270%
International Stock Index Fund	99.760%	0.240%
AT&T Shares Fund	99.800%	0.200%
AT&T Age-Based Asset Allocation Funds:
AT&T Age-Based Allocation 2000 Fund	99.720%	0.280%
AT&T Age-Based Allocation 2005 Fund	99.950%	0.050%
AT&T Age-Based Allocation 2010 Fund	99.800%	0.200%
AT&T Age-Based Allocation 2015 Fund	99.890%	0.110%
AT&T Age-Based Allocation 2020 Fund	99.760%	0.240%
AT&T Age-Based Allocation 2025 Fund	99.830%	0.170%
AT&T Age-Based Allocation 2030 Fund	99.640%	0.360%
AT&T Age-Based Allocation 2035 Fund	99.280%	0.720%
AT&T Age-Based Allocation 2040 Fund	99.150%	0.850%
AT&T Age-Based Allocation 2045 Fund	99.070%	0.930%
AT&T Age-Based Allocation 2050 Fund	99.270%	0.730%
AT&T Age-Based Allocation 2055 Fund	99.740%	0.260%
Fidelity BrokerageLink®	100.000%	-

The financial position of the AT&T Master Trust was as follows:

	December 31,
	2014	2013
Interest bearing cash	$6,188	$6,194
AT&T common stock	4,908,723	5,257,110
Common/collective trust funds	11,981,563	11,161,671
Short-term investments	17,532	11,631
Fidelity BrokerageLink:
Registered investment companies	1,257,195	1,234,113
Common stock	431,562	370,643
Corporate debt instruments	1,383	1,925
Government bonds	2,427	2,082
Interest bearing cash	195,343	200,275
Other	149	109
Investment in Group Trust	10,730,562	11,033,196
AT&T Master Trust investments, at fair value	$29,532,627	$29,278,949
Net other assets and liabilities	(581)	(18,202)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(205,865)	(200,902)
Net assets available for benefits	$29,326,181	$29,059,845

Notes to Financial Statements (Continued)
(Dollars in Thousands)

Net Appreciation in Fair Value of AT&T Master Trust Investments and Total Investment Income for the year ended December 31, 2014:

2014
AT&T common stock	$(224,678)
Common/collective trust funds	1,202,139
Interest bearing cash	(1)
Short term investments	84
Fidelity BrokerageLink:
Registered investment companies	31,821
Common stock	46,615
Corporate debt instruments	(41)
Government bonds	493
Interest bearing cash	10
Other	13
Investment in Group Trust	486,609
Total net appreciation in fair value of AT&T Master Trust Investments	$1,543,064

Investment interest income	$4

The following tables set forth by level, within the fair value hierarchy, the AT&T Master Trust's assets at fair value, excluding its investment in the Group Trust:

	AT&T Master Trust Assets at Fair Value as of
	December 31, 2014
	Level 1	Level 2	Level 3	Total

Interest bearing cash	$6,188	$-	$-	$6,188
Blended equity and debt:
Asset allocation funds[1]	-	4,114,553	-	4,114,553
U.S. equity securities:
AT&T common stock	4,908,723	-	-	4,908,723
Total U.S. stock market index fund[2]	-	842,665	-	842,665
Large cap U.S. stock index fund[3]	-	3,955,748	-	3,955,748
Small and mid-sized U.S. stock index fund[4]	-	2,201,764	-	2,201,764
International equity securities:
International stock index fund[5]	-	866,833	-	866,833
Fidelity BrokerageLink:
Registered investment companies	1,257,195	-	-	1,257,195
Common stock	431,562	-	-	431,562
Corporate debt instruments	-	1,383	-	1,383
Government bonds	-	2,427	-	2,427
Interest bearing cash	195,343	-	-	195,343
Other	149	-	-	149
Short-term investments	17,532	-	-	17,532
Total assets at fair value	$6,816,692	$11,985,373	$-	$18,802,065

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The following tables set forth by level, within the fair value hierarchy, the AT&T Master Trust's assets at fair value, excluding its investment in the Group Trust:

	AT&T Master Trust Assets at Fair Value as of
	December 31, 2013
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$6,194	$-	$-	$6,194
Blended equity and debt:
Asset allocation funds[1]	-	3,659,608	-	3,659,608
U.S. equity securities:
AT&T common stock	5,257,110	-	-	5,257,110
Total U.S. stock market index fund[2]	-	728,717	-	728,717
Large cap U.S. stock index fund[3]	-	3,626,946	-	3,626,946
Small and mid-sized U.S. stock index fund[4]	-	2,181,018	-	2,181,018
International equity securities:
International stock index fund[5]	-	965,382	-	965,382
Fidelity BrokerageLink:
Registered investment companies	1,234,113	-	-	1,234,113
Common stock	370,643	-	-	370,643
Corporate debt instruments	-	1,925	-	1,925
Government bonds	-	2,082	-	2,082
Interest bearing cash	200,275	-	-	200,275
Other	109	-	-	109
Short-term investments	11,631	-	-	11,631
Total assets at fair value	$7,080,075	$11,165,678	$-	$18,245,753

1This category includes 12 common/collective trust funds also known as Aged-Based Asset Allocation Funds which are well diversified portfolios that adjust the mix of the various underlying investments over time. The change in allocation of investments is designed to move from a more aggressive investment strategy to a more conservative strategy through the projected retirement date and for a number of years thereafter. The year associated with the fund identification denotes the projected year of retirement of the participant selecting the fund. There are currently no redemption restrictions on these investments. The fair values of the investments in this category have been estimated using the net asset value per share.

2This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Dow Jones Wilshire 5000 Index. There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.

3This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Standard and Poor's Composite Stock Price Index of 500 stocks (the S&P 500®). There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.

4This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Dow Jones Wilshire 4500 Index. There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.

5This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the All Country World Index ex U.S. Index. Except for a short-term trading fee applicable to certain participant transactions, there are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

AT&T Savings Group Investment Trust Investments

AT&T established the Group Trust to manage assets of pooled investment options among various AT&T sponsored employee benefit trusts. Each participating trust's interest in the investment fund options (i.e., separate accounts) of the Group Trust is based on account balances of the participants and their elected investment fund options. The Group Trust assets are allocated among the participating plans by assigning to each trust those transactions (primarily contributions, distributions, and expenses) that can be specifically identified and by allocating investment income and administrative expenses to the individual plans on a daily basis based on each participant's account balance within each investment fund option.

The participating entities and ownership percentages of the Group Trust are listed below:

	December 31,
	2014	2013
AT&T Master Trust	94.2%	94.0%
BellSouth Savings and Security Plan	5.8%	6.0%
Total	100.0%	100.0%

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The AT&T Master Trust's percentage interest in each of the investment fund options within the Group Trust is disclosed below as of December 31, 2014.

	AT&T Total Return Bond Fund	AT&T U.S. Stock Fund	AT&T International Stock Fund	AT&T Stable Value Fund	Group Trust
Interest bearing cash	$-	$-	$240	$-	$240
Common/collective trust funds	-	1,578,118	184,860	-	1,762,978
103-12 investment entities	-	-	171,733	-	171,733
Equities - common stock	-	1,196,545	155,379	-	1,351,924
Equities - preferred stock	-	-	679	-	679
Publicly traded partnerships	-	5,078	-	-	5,078
Registered investment companies	1,347,889	46,394	2,611	348	1,397,242
Investment contracts (at fair value):
Synthetic GICs:
Interest bearing cash	-	-	-	202,747	202,747
Corporate and other bonds and notes	-	-	-	3,119,328	3,119,328
Registered investment companies	-	-	-	177,100	177,100
Futures	-	-	-	(4,386)	(4,386)
Government securities	-	-	-	3,506,629	3,506,629
Wrapper contracts	-	-	-	2,187	2,187
Group Trust investments at fair value	1,347,889	2,826,135	515,502	7,003,953	11,693,479
Unsettled trades and other	3,351	(1,329)	703	(309,906)	(307,181)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	-	-	(228,202)	(228,202)
Group Trust net assets	$1,351,240	$2,824,806	$516,205	$6,465,845	$11,158,096
AT&T Master Trust's percentage ownership interest of investments	100.0%	100.0%	100.0%	90.2%	94.2%

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The AT&T Master Trust's percentage interest in each of the investment fund options within the Group Trust is disclosed below as of December 31, 2013.

	AT&T Total Return Bond Fund	AT&T U.S. Stock Fund	AT&T International Stock Fund	AT&T Stable Value Fund	Group Trust
Interest bearing cash	$-	$23	$1,296	$-	$1,319
Common/collective trust funds	-	1,512,062	229,803	-	1,741,865
103-12 investment entities	-	-	138,057	-	138,057
Equities - common stock	-	1,201,614	196,459	-	1,398,073
Registered investment companies	1,335,665	47,894	3,040	547	1,387,146
Investment contracts (at fair value):
Synthetic GICs:
Interest bearing cash	-	-	-	64,786	64,786
Corporate and other bonds and notes	-	-	-	2,822,138	2,822,138
Registered investment companies	-	-	-	445,505	445,505
Futures	-	-	-	1,838	1,838
Government securities	-	-	-	4,103,615	4,103,615
Wrapper contracts	-	-	-	2,099	2,099
Group Trust investments at fair value	1,335,665	2,761,593	568,655	7,440,528	12,106,441
Unsettled trades and other	3,010	(992)	332	(367,265)	(364,915)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	-	-	(223,260)	(223,260)
Group Trust net assets	$1,338,675	$2,760,601	$568,987	$6,850,003	$11,518,266
AT&T Master Trust's percentage ownership interest of investments	100.0%	100.0%	100.0%	90.0%	94.0%

Notes to Financial Statements (Continued)
(Dollars in Thousands)

Net Appreciation (Depreciation) in Fair Value of Group Trust Investments and
Total Investment Income for the year ended December 31, 2014

	AT&T Total Return Bond Fund	AT&T U.S. Stock Fund	AT&T International Stock Fund	AT&T Stable Value Fund	Group Trust
Interest bearing cash	$-	$-	$(19,577)	$-	$(19,577)
Common/collective trust funds	-	124,380	(32,574)	-	91,806
103-12 investment entities	-	-	(13,893)	-	(13,893)
Equities	-	136,078	40,079	-	176,157
Publicly traded partnerships	-	(41)	-	-	(41)
Registered investment companies	32,025	-	-	-	32,025
Total net appreciation/ (depreciation) in fair value of Group Trust Investments	$32,025	$260,417	$(25,965)	$-	$266,477

Investment income:
Interest	$-	$93	$2,301	$159,255	$161,649
Dividends	50,674	17,399	5,426	-	73,499
Total investment income of Group Trust Investments	$50,674	$17,492	$7,727	$159,255	$235,148

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The following table sets forth by level, within the fair value hierarchy, the Group Trust's assets at fair value as of December 31, 2014:

	Group Trust Assets and Liabilities at Fair Value
	December 31, 2014
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$240	$-	$-	$240
U.S. equity securities:
U.S. common stock:
Large cap	292,128	-	-	292,128
Small cap	806,365	-	-	806,365
Common stock – registered investment companies	46,394	-	-	46,394
Common/collective trusts[1]	-	1,578,118	-	1,578,118
International equity securities:
Common stock	259,188	-	-	259,188
Common stock – registered investment companies	2,611	-	-	2,611
Common/collective trusts[2]	-	184,860	-	184,860
103-12 investment entities[3]	-	171,733	-	171,733
Fixed income securities:
Blackrock mutual fund	220,451	-	-	220,451
WAMCO mutual fund	690,557	-	-	690,557
PIMCO total return mutual fund	436,881	-	-	436,881
Stable Value Fund:
Common stock – registered investment companies	348	-	-	348
Synthetic GICs:
Interest bearing cash	-	202,747	-	202,747
Corporate and other bonds and notes:
U.S. corporate bonds and notes	-	1,619,877	-	1,619,877
International corporate bonds and notes	-	652,716	-	652,716
Asset-backed securities	-	517,972	-	517,972
Collateralized mortgage obligations	-	15,487	-	15,487
Commercial mortgage-backed securities	-	313,276	-	313,276
Short term investment funds - registered investment companies	177,100	-	-	177,100
Futures	(4,386)	-	-	(4,386)
Government securities:
U.S. government[4]	130,509	3,296,668	-	3,427,177
Municipals	-	14,443	-	14,443
Non U.S. government	-	65,009	-	65,009
Wrapper contracts	-	2,187	-	2,187
Total assets and liabilities at fair value	$3,058,386	$8,635,093	$-	$11,693,479

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The following table sets forth by level, within the fair value hierarchy, the Group Trust's assets at fair value as of December 31, 2013:

	Group Trust Assets and Liabilities at Fair Value
	December 31, 2013
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$1,319	$-	$-	$1,319
U.S. equity securities:
U.S. common stock:
Large cap	227,834	-	-	227,834
Small cap	852,555	-	-	852,555
Common stock – registered investment companies	47,894	-	-	47,894
Common/collective trusts[1]	-	1,512,062	-	1,512,062
International equity securities:
Common stock	317,684	-	-	317,684
Common stock – registered investment companies	3,040	-	-	3,040
Common/collective trusts[2]	-	229,803	-	229,803
103-12 investment entities[3]	-	138,057	-	138,057
Fixed income securities:
Blackrock mutual fund	206,442	-	-	206,442
WAMCO mutual fund	641,220	-	-	641,220
PIMCO total return mutual fund	488,003	-	-	488,003
Stable Value Fund:
Common stock – registered investment companies	547	-	-	547
Synthetic GICs:
Interest bearing cash	-	64,786	-	64,786
Corporate and other bonds and notes:
U.S. corporate bonds and notes	-	1,352,483	-	1,352,483
International corporate bonds and notes	-	558,259	-	558,259
Asset-backed securities	-	499,805	-	499,805
Collateralized mortgage obligations	-	39,771	-	39,771
Commercial mortgage-backed securities	-	371,820	-	371,820
Short term investment funds - registered investment companies	445,505	-	-	445,505
Futures	1,838	-	-	1,838
Government securities:
U.S. government[4]	275,472	3,765,724	-	4,041,196
Municipals	-	23,591	-	23,591
Non U.S. government	-	38,828	-	38,828
Wrapper contracts	-	2,099	-	2,099
Total assets and liabilities at fair value	$3,509,353	$8,597,088	$-	$12,106,441

Notes to Financial Statements (Continued)
(Dollars in Thousands)

1The objective of the common/collective trust funds held in the AT&T U.S. Stock Fund is to deliver diversified exposure to the large-capitalization U.S. equity market as represented by the Russell 3000 Index. This common/collective trust fund has redemption restrictions limited to daily and monthly settlement. The fair value of the investment in this category has been estimated using the net asset value per share.

2The objective of the common/collective trust funds held in the AT&T International Stock Fund is to provide diversified exposure to international markets as represented by the All Country World Index ex U.S. and MSCI Emerging Markets Net Dividend Index. The three common/collective trust funds have redemption restrictions limited to daily, weekly or monthly. One fund is invested broadly in developed and emerging market countries, while the other two funds are invested primarily in emerging market countries. The fair value of the investment in this category has been estimated using the net asset value per share.

3These are equity commingled funds that invest primarily in developed countries. These funds have redemption restrictions limited to monthly settlement. The fair value of the investment in this category has been estimated using the net asset value per share

4Average duration of U.S. government securities is approximately 3 years.

Derivative Financial Instruments
In the normal course of operations, Group Trust assets and liabilities held in the AT&T Stable Value Fund (Stable Value Fund) may include derivative financial instruments (futures and foreign currency forward contracts). These instruments involve, in varying degrees, elements of credit and market volatility risks in excess of more traditional investment holdings such as equity and debt instruments. The contract or notional amounts disclosed provide a measure of the Group Trust's involvement in such instruments but are not indicative of potential loss. The intent is to use derivative financial instruments as an economic hedge to manage market volatility and foreign currency exchange rate risk associated with the Stable Value Fund's investment assets. The Group Trust's fiduciaries do not anticipate any material adverse effect on the Group Trust's financial position resulting from its involvement in these instruments.

The following table presents the effect of gains (losses) with respect to these derivative instruments, by type of derivative. The gains (losses) are located on the Statement of Changes in Net Assets Available for Benefits as Net Income from Investment in AT&T Savings Plan Master Trust to the extent of the Plans' ownership in the AT&T Master Trust.

Year Ended
December 31, 2014
Futures contracts	$(4,386)
Forward foreign currency exchange rate contracts	$607

Futures Contracts
The primary risk managed by the Group Trust using futures contracts is the price risk associated with investments. On behalf of the AT&T Master Trust, investment managers for the Group Trust enter into various futures contracts to economically hedge investments in domestic securities. These contracts, which are considered derivatives under Accounting Standards Codification Topic 815, Derivatives and Hedging are agreements between two parties to buy or sell a security or financial interest at a set price on a future date and are standardized and exchange-traded. Upon entering into such a contract on behalf of the Group Trust, the investment manager is required to pledge to the broker an amount of cash or securities equal to the minimum "initial margin" requirements of the exchange on which the contract is traded. Pursuant to the contract, the investment manager agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in the value of the contract. Such receipts or payments are known as variation margin and are recorded on a daily basis by the trustee as a realized gain or loss equal to the difference in the value of the contract between daily closing prices. Upon entering into such contracts, the Group Trust bears the risk of interest or exchange rates or securities prices moving unexpectedly, in which case, the Group Trust may not achieve the anticipated benefits of the futures contracts and may realize a loss. With futures, there is minimal counterparty credit risk to the Group Trust since futures are exchange traded and the exchange's clearinghouse, as counterparty to all exchange traded futures, guarantees the futures against default. The investments in the Group Trust are subject to equity price risk and interest rate risk, in the normal course of pursuing its investment objectives. The U.S. interest rate futures held in the portfolio as of December 31, 2014 and 2013 were used primarily to hedge and manage the duration risk of the portfolio.

The fair value of the open futures contracts is separately disclosed in the detail of the Group Trust investments presented below and are included in the Statement of Net Assets Available for Benefits to the extent of the Plans' ownership in the AT&T Master Trust.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

At December 31, 2014, open futures contracts held in the Group Trust were as follows:

Type of Contract	Number of Contracts Buy/(Sell)	Expiration	Notional Value	Fair Value
U.S. Treasury Bond Future	(14)	3/2015	$(2,024)	$(62)
U.S. Treasury Bond Future	(183)	3/2015	(26,455)	(719)
U.S. Treasury Bond Future	(72)	3/2015	(10,409)	(166)
U.S. Treasury Bond Future	(287)	3/2015	(41,489)	(1,274)
U.S. 10-Year Treasury Note Future	218	3/2015	27,642	173
U.S. 10-Year Treasury Note Future	(192)	3/2015	(24,345)	(28)
U.S. 10-Year Treasury Note Future	304	3/2015	38,546	216
U.S. 5-Year Treasury Note Future	632	3/2015	75,164	65
U.S. 5-Year Treasury Note Future	253	3/2015	30,089	4
U.S. 5-Year Treasury Note Future	(30)	3/2015	(3,568)	(5)
U.S. 2-Year Treasury Note Future	40	3/2015	8,744	(1)
U.S. 2-Year Treasury Note Future	446	3/2015	97,493	(114)
U.S. 2-Year Treasury Note Future	(626)	3/2015	(136,840)	157
U.S. Ultra Bond Future	20	3/2015	3,304	50
U.S. Ultra Bond Future	(117)	3/2015	(19,327)	(947)
U.S. Ultra Bond Future	(224)	3/2015	(37,002)	(1,554)
U.S. Ultra Bond Future	(22)	3/2015	(3,634)	(182)
Total			$(24,111)	$(4,387)

At December 31, 2013, open futures contracts held in the Group Trust were as follows:

Type of Contract	Number of Contracts Buy/(Sell)	Expiration	Notional Value	Fair Value
90 Day Eurodollar Future	18	6/2016	$4,430	$(8)
90 Day Eurodollar Future	(130)	9/2015	(32,232)	15
90 Day Eurodollar Future	9	9/2016	2,214	(10)
90 Day Eurodollar Future	130	9/2016	31,929	(97)
U.S. Treasury Bond Future	(277)	3/2014	(36,216)	673
U.S. Treasury Bond Future	(203)	3/2014	(26,609)	561
U.S. Treasury Bond Future	(101)	3/2014	(13,129)	169
U.S. Treasury Bond Future	120	3/2014	15,530	(133)
U.S. 10-Year Treasury Note Future	(72)	3/2014	(9,017)	157
U.S. 10-Year Treasury Note Future	40	3/2014	4,926	(4)
U.S. 10-Year Treasury Note Future	114	3/2014	14,185	(158)
U.S. 5-Year Treasury Note Future	74	3/2014	8,887	(58)
U.S. 5-Year Treasury Note Future	128	3/2014	15,295	(23)
U.S. 5-Year Treasury Note Future	222	3/2014	26,706	(219)
U.S. 2-Year Treasury Note Future	(312)	3/2014	(68,646)	64
U.S. 2-Year Treasury Note Future	51	3/2014	11,210	-
U.S. Ultra Bond Future	(216)	3/2014	(29,874)	445
U.S. Ultra Bond Future	(94)	3/2014	(13,116)	309
U.S. Ultra Bond Future	(68)	3/2014	(9,415)	150
U.S. Ultra Bond Future	(30)	3/2014	(4,092)	5
Total			$(107,034)	$1,838

Notes to Financial Statements (Continued)
(Dollars in Thousands)
Foreign Currency Contracts
The primary risks managed by the Group Trust using foreign currency forward contracts is the foreign currency exchange rate risk associated with the Group Trust's investments denominated in foreign currencies. On behalf of the Group Trust, investment managers enter into forward foreign currency contracts, which are agreements to exchange foreign currencies at a specified future date at a specified rate, the terms of which are not standardized on an exchange. These contracts are intended to minimize the effect of currency fluctuations on the performance of investments denominated in foreign currencies. Although in some cases, forward foreign currency contracts are used to express a view on the direction of a particular currency, risk arises both from the possible inability of the counterparties to meet the terms of the contracts (credit risk) and from movement in foreign currency exchange rates (market risk). Foreign currency forward contracts are entered into with major banks to minimize credit risk, and accordingly, no credit reserve has been established against these amounts.

The contracts are recorded at fair value on the date the contract is entered into, which is typically zero. The fair value of the foreign currency contracts are disclosed in unsettled trades and other of the Group Trust and are included in the Statement of Net Assets Available for Benefits to the extent of the Plans' ownership in the AT&T Master Trust.

As of December 31, 2014 and 2013, the contracts held by the Group Trust were:

	Notional Value		Fair Value
	2014	2013	2014	2013
Derivative assets	$64	$1,256	$-	$1
Derivative liabilities	$64	$1,289	$-	$(12)

Fully Benefit-Responsive Investment Contracts
The Stable Value Fund consists of fully benefit-responsive investment contracts with various financial institutions and insurance companies which can be accounted for by the Plans at contract value. Generally contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The benefit-responsive investment contracts held by the Stable Value Fund as of December 31, 2014 include registered investment contracts and Synthetic GICs. Synthetic GICs are constructed by combining a stable value insurance wrapper contract and a fixed income portfolio. The assets supporting the Synthetic GICs are owned by the Group Trust and generally consist of high quality fixed income securities. At December 31, 2014, the underlying net assets in the Stable Value Fund allocated to the AT&T Master Trust had a fair value of $6,037,975 and a contract value of $5,832,110. At December 31, 2013, the underlying net assets in the Stable Value Fund allocated to the AT&T Master Trust had a fair value of $6,364,423 and a contract value of $6,163,521. For the years ended December 31, 2014 and 2013, the average yield earned on these contracts was 1.54% and 1.60%, and the average yield earned by the AT&T Master Trust and the Plans, adjusted to reflect actual interest rate credited to participants, was 2.35% and 2.32%. No valuation reserves were recorded to adjust contract amounts as of December 31, 2014 or 2013.

Traditional Guaranteed Investment Contracts ("Traditional GICs" also known as "General Account GICs") are issued by insurance companies and typically pay a guaranteed fixed or floating rate of interest over the life of the contract with a repayment of principal at maturity. A Synthetic GIC is similar to a Traditional GIC but has unbundled the insurance and investment components of the Traditional GIC.

Wrapper contracts are typically issued by a bank or insurance company, and seek to provide preservation of principal by permitting daily liquidity at contract value for participant directed transactions, in accordance with the provisions of the Plans. Wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments through adjustments to the future interest crediting rate of the contract. Wrapper contracts typically contain contractual provisions that prevent the interest crediting rate from falling below zero. The fair value of the wrapper contracts for the Group Trust was $2,187 and $2,099 at December 31, 2014 and 2013.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

Wrapper contracts' interest crediting rates are typically reset on a monthly or quarterly basis and are based on the characteristics of the underlying fixed income securities. Other key factors that influence the interest crediting rates are market interest rates, the amount and timing of participant transactions into and out of the wrapper contract, investment returns on the underlying fixed income securities, the duration of those investments, and the default or credit failure of any of the securities. In some instances, the default or credit failure of a security could result in the reduction of contract value, and a loss of principal would be realized by the Stable Value Fund. Changes in market interest rates can affect the yield to maturity and the market value of the underlying investment, and can have a material impact on the wrapper contract's interest crediting rate. Additionally, participant withdrawals and transfers from the Stable Value Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plans' statement of net assets available for benefits as the "Adjustment from fair value to contract value for fully benefit-responsive investment contracts," and the amount allocated to the AT&T Master Trust totaled $(205,865) at December 31, 2014 and $(200,902) at December 31, 2013. If this adjustment is positive, it indicates that the wrapper contract value is greater than the market value of the underlying investments and the embedded market value losses will be amortized in the future through a lower interest crediting rate. If the adjustment is negative, the embedded market gains would cause the future interest crediting rate to be higher.

In certain circumstances, the amount withdrawn from the wrapper contract could be payable at fair value rather than at contract value. These events include termination of the Plans, a material adverse change to the provisions of the Plans, if AT&T elects to withdraw from a wrapper contract in order to switch to a different investment provider or, in the event of a spin-off or sale of a division, if the terms of the successor plan do not meet the contract issuers' underwriting criteria for issuance of a clone wrapper contract. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plans' loss of qualified status, un-cured material breaches of responsibilities or material and adverse changes to the provisions of the Plans. The Company does not believe any of the events are probable of occurring in the foreseeable future.

Investment Risk
Investments held by the Group Trust and the AT&T Master Trust are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits. Participants' accounts that are invested in the Company stock fund option are exposed to market risk in the event of a significant decline in the value of AT&T stock.

Additionally, the Group Trust invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage-backed securities. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates

NOTE 5. RELATED PARTY TRANSACTIONS

The assets of the Plans are invested in AT&T stock either through the Group Trust or AT&T Master Trust. Because the Company is the plan sponsor of the Plans, transactions involving the Company's stock qualify as party-in-interest transactions. In addition, certain investments held by the Plans, Group Trust and AT&T Master Trust are managed by BNY Mellon and Fidelity as trustee or custodian and record keeper, respectively, as defined by various agreements. Therefore, these transactions and fees paid to these entities qualify as parties-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.

NOTE 6. TAX STATUS

The ARSP has received a determination letter from the IRS dated May 7, 2015, stating that the ARSP is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the ARSP is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the ARSP is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

The ARSP-PR has received a determination letter from the Commonwealth of Puerto Rico's Department of Treasury (Treasury) dated December 1, 2010, stating that the ARSP-PR is qualified under Sections 1165(a) and 1165(e) of the Puerto Rico Code (the PRIRC-94) and, therefore, the related trust is exempt from taxation. The PRIRC-94 was replaced January 31, 2011 by the Puerto Rico Internal Revenue Code of 2010 (the Puerto Rico Code), and the retirement plan rules are now enacted as Puerto Rico Code Section 1081.01. Subsequent to this determination by the Treasury, the ARSP-PR was amended. Once qualified, the ARSP-PR is required to operate in conformity with the Puerto Rico Code to maintain its qualification. The plan administrator believes the ARSP-PR is being operated in compliance with the applicable requirements of the Puerto Rico Code and, therefore, believes that the ARSP-PR, as amended, is qualified and the related trust is tax exempt. In addition, the ARSP-PR was filed with the Treasury for a new determination letter on April 9, 2014 in accordance with changes made in the Puerto Rico Code and that request is still pending.

Notes to Financial Statements (Continued)
(Dollars in Thousands)
Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plans. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS or Treasury. The Plans administrator has analyzed the tax positions taken by the Plans, and has concluded that as of December 31, 2014, there were no uncertain positions taken or expected to be taken. The Plans have recognized no interest or penalties related to uncertain tax positions. The Plans are subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plans administrator believes they are no longer subject to income tax examinations for years prior to 2011.

NOTE 7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 as of December 31, 2014:

	AT&T Retirement Savings Plan	AT&T Puerto Rico Retirement Savings Plan
Net Assets Available for Benefits per the financial statements	$29,882,887	$79,851
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	205,412	453
Distributions payable to participants	(5,091)	(1)
Net Assets Available for Benefits per the Form 5500	$30,083,208	$80,303

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 as of December 31, 2013:

	AT&T Retirement Savings Plan	AT&T Puerto Rico Retirement Savings Plan
Net Assets Available for Benefits per the financial statements	$29,622,403	$74,043
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	200,500	402
Distributions payable to participants	(6,472)	(7)
Net Assets Available for Benefits per the Form 5500	$29,816,431	$74,438

Notes to Financial Statements (Continued)
(Dollars in Thousands)

Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date. The following is a reconciliation of distributions to participants per the financial statements to the Form 5500 for the year ended December 31, 2014:

	AT&T Retirement Savings Plan	AT&T Puerto Rico Retirement Savings Plan
Distributions to participants per the financial statements	$3,073,203	$5,461
Distributions payable to participants at December 31, 2014	5,091	1
Distributions payable to participants at December 31, 2013	(6,472)	(7)
Distributions to participants per the Form 5500	$3,071,822	$5,455

Fully benefit-responsive contracts are recorded on the Form 5500 at fair value versus contract value on the financial statements. The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2014:

	AT&T Retirement Savings Plan	AT&T Puerto Rico Retirement Savings Plan
Total additions per the financial statements	$3,387,537	$11,417
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2014	205,412	453
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2013	(200,500)	(402)
Total income per the Form 5500	$3,392,449	$11,468

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2014
(Dollars in Thousands)

AT&T RETIREMENT SAVINGS PLAN
EIN 43-1301883, PLAN NO. 009

Identity of Issue	Description of Investment	Current Value

Loan Fund
* Loans to Plan Participants	3.25% -12%	$629,419

TOTAL		$629,419
* Party-in-Interest.

AT&T PUERTO RICO RETIREMENT SAVINGS PLAN
EIN 43-1301883, PLAN NO. 011

Identity of Issue	Description of Investment	Current Value

Loan Fund
* Loans to Plan Participants	3.25% - 9.25%	$6,978

TOTAL		$6,978
* Party-in-Interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AT&T Puerto Rico Retirement Savings Plan

By AT&T Services, Inc., Plan Administrator for the Foregoing Plans

By	/s/ Paul W. Stephens
Paul W. Stephens
Senior Vice President and Controller

Date: June 19, 2015

EXHIBIT INDEX

Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

Exhibit
Number

23	Consent of Independent Registered Public Accounting Firm